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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                             (Amendment No. 1)

                               ----------------

                       DAVIDSON INCOME REAL ESTATE, L.P.
                           (Name of Subject Company)

                       ERP OPERATING LIMITED PARTNERSHIP
                                    (Bidder)

                         LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)

                               ----------------

                                    Copy to:
        Bruce C. Strohm, Esq.                     Don S. Hershman, Esq.
 Equity Residential Properties Trust                  Holleb & Coff
      Two North Riverside Plaza                   55 East Monroe Street
       Chicago, Illinois 60606                   Chicago, Illinois 60606
           (312) 474-1300                            (312) 807-4600

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                           CALCULATION OF FILING FEE
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
           Transaction Valuation*                           Amount of Filing Fee
--------------------------------------------------------------------------------
                 $10,844,280                                     $2,168.86
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
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*  For purposes of calculating the filing fee only. Assumes the purchase of
   26,776 Units at a purchase price equal to $405 per Unit in cash.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:                 Filing Party:
                           $2,061.75
  Form or Registration Number:            Date Filed: ERP Operating Limited
                                                      Partnership
                           Schedule 14D-1

                                                      September 28, 1999

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                                                              Page 2 of 4 pages

   This statement (the "Statement") constitutes Amendment No. 1 to the initial
Schedule 14D-1 of ERP Operating Limited Partnership ("ERP") relating to ERP's offer to purchase limited partnership interests (the "Units") of Davidson Income Real Estate, L.P. (the "Partnership"). The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

Items 1-10.

   Except as follows, incorporated by reference from ERP's Offer to Purchase, the Letter of Transmittal and the Form of Letter to Unitholders, each dated September 28, 1999.

Item 1. Security and Subject Company.

   (b) This Schedule relates to the offer by ERP OPERATING LIMITED PARTNERSHIP (the "Purchaser") to purchase, in cash, up to 26,776 Units at a purchase price equal to $405 per Unit, less the amount of any distributions declared or made with respect to the Units between July 30, 1999 and October 26, 1999 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 28, 1999 (the "Offer Date") (as amended or supplemented from time to time, the "Offer to Purchase"), this amendment to the Offer to Purchase dated October 1, 1999, a supplement to the Offer to Purchase dated October 1, 1999, and the related Letter of Transmittal, copies of which are attached hereto as Exhibits as listed below. The Issuer had 26,776 Units issued and outstanding held by approximately 3,000 holders of Units (the "Unitholders") as of December 31, 1998, according to its Annual Report on Form 10-K.

Item 11. Material to be Filed as Exhibits.


     (a)(1) Offer to Purchase, dated September 28, 1999 (previously filed).
     (a)(2)    Letter of Transmittal (previously filed).
     (a)(3)    Form of Letter to Unitholders, dated September 28, 1999
               (previously filed).
     (a)(4)    Notice of Withdrawal.
     (a)(5)    Supplement to Offer to Purchase, dated October 1, 1999.
     (a)(6)    Form of Letter to Unitholders, dated October 1, 1999.
     (b)-(f)   Not Applicable.

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                                                              Page 3 of 4 pages

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 1999

                                          ERP Operating Limited Partnership

                                          By: Equity Residential Properties
                                           Trust, General Partner

                                              /s/ Bruce C. Strohm
                                          By: _________________________________

                                              Executive Vice President,
                                              General
                                          Its: ________________________________

                                              Counsel and Secretary
                                              _________________________________
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                                                               Page 4 of 4 pages

                                 EXHIBIT INDEX

  Exhibit  Description
  -------  -----------

 (a)(1) Offer to Purchase, dated September 28, 1999 (previously filed).
 (a)(2)    Letter of Transmittal (previously filed).
 (a)(3)    Form of Letter to Unitholders, dated September 28, 1999
           (previously filed).
 (a)(4)    Notice of Withdrawal.
 (a)(5)    Supplement to Offer to Purchase, dated October 1, 1999.
 (a)(6)    Form of Letter to Unitholders, dated October 1, 1999.
 (b)-(f)   Not Applicable.